Exhibit 99.1

IAMGOLD ANNOUNCES GREENFIELDS EXPLORATION UPDATE

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, January 20, 2011 – IAMGOLD Corporation(“IAMGOLD” or the “Company”) today announced the following:

-	Greenfields exploration expenditures for 2011 are budgeted at $43.5 million;
-	Nearly 118,000 metres of drilling are planned for 2011 on greenfields sites, a record for the Company;
-	A focused and balanced exploration portfolio of 18 projects in West Africa and the Americas that includes aggressive exploration programs at two advanced greenfields projects in Mali;
-	32 drill ready exploration targets outlined;
-	Joint venture of the Company’s Eagle Mountain gold project in Guyana;
-	Reactivation of three projects in the Abitibi region of Québec; and
-	Significant new oxide drill targets identified within the Essakane Mine Permit.

OUTLOOK 2011 – GREENFIELDS EXPLORATION

Following positive exploration results in 2010, IAMGOLD announced a record $43.5 million greenfields spend for 2011, which provides the Company the opportunity to aggressively advance new and existing growth opportunities. Expensed and capitalized greenfields expenditures in 2010 are estimated at $37.6 million. Nearly 118,000 metres of drilling are planned across all sites in 2011, with an additional 46,425 metres of aircore drilling budgeted for Essakane. The planned drilling comprises a significant proportion of the overall budget and an important allocation of expenditures in resource development. It further reflects the Company’s strategic commitment to organic growth “through the drill bit.”

Steve Letwin, President and CEO of IAMGOLD, said, “We have a very robust greenfields program with a plethora of good projects. Led by our SVP Exploration, Mike Donnelly, our exploration team has created significant growth potential for the Company. We hold, or control through third-party agreements, a majority interest in more than 20,000 square kilometres of mineral lands in our exploration portfolio in nine countries of West Africa and the Americas. These lands are located in proven districts or geologic terranes with demonstrated gold potential, and provide an important strategic exploration advantage in the face of increased competitive pressures as the bull market for gold enters its eleventh straight year.”

NEAR-MINE REGIONAL EXPLORATION PROVIDES ENCOURAGING RESULTS

The Company holds extensive exploration land packages surrounding the Company’s Rosebel and Essakane mines, and 25% of the budget for greenfields expensed and capitalized exploration is allocated to exploration in these districts.

Essakane Mine, Burkina Faso
In Burkina Faso, the Essakane mine is an important source of potential resource growth. Notable goals achieved in 2010 include the identification of significant new drill targets within the mine permit, and the potential expansion of Essakane’s resources and reserves.

Three previously unknown drill targets were identified within eight kilometres of the Essakane mill and mine infrastructure beneath thin sand sheets. The sands cover significant portions of the Essakane land package, and are evaluated with systematic aircore drilling. The highest priority target is located south of the Falangountou deposit where assay values of as much as 5.5 g/t Au were reported from shallow aircore drill results. These targets, as well as other targets identified during the 2010 exploration program provide excellent potential for discovery of new oxide resources.

Extensive drilling along the projected northwest trend of the Essakane Main Zone intersected significant gold mineralization at potentially economic depths for more than one kilometre past the established resource. This work will continue in 2011 with the objective to expand the northern limits of the current Essakane Main Zone resource beyond the Gouroul river.

Rosebel Mine, Suriname
In Suriname, 16 kilometres north of the Rosebel mine, extensive exploration was carried out in 2010 on the Company’s Charmagne gold discovery, including 10,387 metres of core drilling in 76 holes. Geology and resource modelling is nearing completion and metallurgical testwork is in progress. A preliminary scoping study, or concept study, is scheduled for completion in the first quarter of 2011 and is expected to provide the basis for a constrained in-pit inferred resource.

AGGRESSIVE PROGRAMS ON ADVANCED EXPLORATION PROJECTS

Kalana Project, Mali
The Company has made significant progress in constructing a detailed and predictive geologic model on the Kalana project in Mali, a Joint Venture with Avnel Gold Mining Ltd. (“Avnel”). Significant gold mineralization has been intersected beyond the limits of the high grade underground operation and on the Kalanako satellite zone located only three kilometres east of Kalana. Systematic drill testing will proceed in 2011 as part of an approved 34,500 metre combined diamond and reverse circulation drill program designed to develop a resource estimate that incorporates the known high grade veins with the potential bulk mineable material in the surrounding mineralized envelopes. Satellite zones, such as Kalanako, offer significant upside potential and will be an important part of the 2011 exploration program.

The previously reported remedial drill sample re-assay program initiated in October in response to sample preparation irregularities, is about 50% complete and is now expected to be finished in February. The Company is confident that the re-assay program will support the exploration potential as interpreted by IAMGOLD’s Exploration team.

In December 2010, the Company entered into an Option to Joint Venture Agreement with Avnel to acquire an initial 51% interest in a 147 square kilometre concession package immediately south of the Kalana Mine Permit that had been previously explored by Avnel. The combined permit area consolidates more than 534 square kilometres of prospective exploration lands within the prolific Proterozoic Birimian gold terrane that is host to all principal gold mines in West Africa. A detailed airborne magnetic survey acquired by the Company revealed regional structural controls on gold mineralization extending from Kalana southwards through the 20-kilometre long land package.

Siribaya Project, Mali
The Siribaya advanced exploration gold project in Mali is held under an Option to Joint Venture with Merrex Gold Inc. (“Merrex”). IAMGOLD can earn a 50% interest in the project by incurring C$10.5 million in exploration expenses, and at the end of 2010 the Company had expended C$6.8 million toward this earn-in requirement. Drilling to date on the Siribaya trend has focused on four kilometres of an eight- to nine-kilometre long gold mineralized structural corridor defined by geochemistry and geophysics. Significant intercepts have been recorded within the mineralized corridor and on trend with the established resource areas described by Merrex.

A minimum C$3.0 million budget for 2011 will include 17,000 metres of reverse circulation drilling. The program is designed to systematically test the mineralized corridor on wide-spaced 500-metre sections for more than three kilometres beyond the limits of the existing drill coverage.

A sub-parallel mineralized zone, Bambadinka, is a priority satellite target located two kilometres west of the Siribaya trend, and has been delineated for four kilometres in a north-south direction using mechanized auger drilling. Bambadinka, as well as other promising satellite targets, will be tested as part of the 2011 program.

GREENFIELDS PROGRAMS

In 2011, the Company plans to test more than 12 grassroots projects in Peru, Brazil and the Canadian province of Québec, is carrying out reconnaissance evaluation of promising areas in Colombia and is searching for advanced exploration opportunities or acquisitions. An exploration office was re-opened in Val d’Or in 2010 as part of a plan to reactivate three projects in the Abitibi region of Québec.

UNLOCKING VALUE IN THE EXPLORATION PORTFOLIO

The Company actively manages the exploration portfolio and seeks to unlock value from those assets or resources that do not meet the organization’s size or strategic thresholds.

In September 2010, Strongholds Metals Inc. (“Stronghold”) entered into a definitive Earn-In and Joint Venture Agreement with IAMGOLD on the Company’s Eagle Mountain gold project in Guyana. Stronghold has the option to acquire 100% of the property under certain circumstances and completion milestones, including minimum exploration expenditures of $3.5 million and issuance of a Mining Permit, in consideration of $11 million and the issuance of 6 million Stronghold shares.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events, developments or results that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves and expected production or guidance) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “guidance” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to operate at nameplate capacity failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines on 3 continents. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Québec, where it also operates a niobium mine.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520 Toll-free: 1 888 464-9999

Please note:
This entire news release may be accessed via IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.iamgold.com

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